U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  0-15930                       CUSIP NUMBER: 844909101

(Check One):

|X| Form 10-K and Form 10-KSB    |_| Form 20-F    |_| Form 11-K
|_| Form 10-Q and Form 10-QSB    |_| Form N-SAR

      For Period Ended: December 31, 1999

      |_| Transition Report on Form 10-K

      |_| Transition Report on Form 20-F

      |_| Transition Report on Form 11-K

      |_| Transition Report on Form 10-Q

      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I--Registrant Information

Full Name of Registrant: Southwall Technologies Inc.

Former Name if Applicable:

Address of Principal Executive Office:
      1029 Corporation Way, Palo Alto, California  94303

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|x| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III--Narrative

State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or portion thereof could not be filed within the prescribed period.

The Company's Annual Report on Form 10-K for the period ended December 31, 1999 could not be filed within the prescribed time period because the Company has not completed the preparation of its financial statements for the period.

Part IV--Other Information

      (1) Name and telephone number of person to contact in regard to this notification

      Bill R. Finley
      Vice President and Chief Financial Officer
      (650) 962-9115

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

|X| Yes   |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

|X| Yes   |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

On January 26, 2000, the Company issued a press release ("earnings release") to the public, which included a Consolidated Statement of Operations and an analysis of the Company's operations for both the Three-Month period and the Year ended December 31, 1999.

                           SOUTHWALL TECHNOLOGIES INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2000                      SOUTHWALL TECHNOLOGIES INC.


                                          By: /s/ Bill R. Finley
                                              ---------------------------------
                                              Bill R. Finley, Vice
                                                President and Chief
                                                Financial Officer